Cushing MLP Asset Management, LP

8117 Preston Road, Suite 440

Dallas, Texas 75225

January 26, 2012

The Cushing MLP Funds Trust

8117 Preston Road, Suite 440

Dallas, Texas 75225

Ladies and Gentlemen:

This letter agreement (the “Agreement”) confirms the temporary fee waiver by Cushing MLP Asset Management, LP (the “Adviser”) with respect to the advisory fee received in connection with the management of The Cushing MLP Premier Fund (the “Fund”), a series of The Cushing MLP Funds Trust (the “Trust”).

The Trust and the Adviser have entered into an Investment Management Agreement, dated as of August 3, 2010 (the “Management Agreement”). Pursuant to the Management Agreement, the Fund pays to the Adviser a fee, payable at the end of each calendar month, at an annual rate equal to 1.10% of the average weekly value of the Fund’s Managed Assets (as defined in the Management Agreement) during such month (the “Advisory Fee”).

1. Advisory Fee Waiver. The Adviser has agreed to waive temporarily a portion of the Advisory Fee payable to the Adviser so that Fund operating expenses (exclusive of any front-end load, deferred sales charge, 12b-1 fees, taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, or extraordinary expenses such as litigation) will not exceed 1.40% (the “Expense Limitation”) for each of the Fund’s Class A Shares, Class C Shares and Class I Shares.

2. Expenses Reimbursement. In addition to any Advisory Fee waivers, the Adviser may, in its discretion, reimburse the Fund for certain Fund operating expenses so that the Expense Limitation is not exceeded.

3. Recoupment. Amounts waived by the Adviser are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after a portion of the Advisory Fee has been waived) ) if such recoupment can be achieved without exceeding the Expense Limitation.

4. Term and Termination. This Agreement shall become effective on April 1, 2012 and shall continue for a 12-month term ending March 31, 2013. In addition, this Agreement will terminate automatically in the event of the termination of the Advisory Agreement.

5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the Investment Company Act of 1940, as amended.

Very truly yours,

CUSHING MLP ASSET MANAGEMENT, LP

/s/ Jerry V. Swank
Name: Jerry V. Swank
Title: Managing Partner

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